Filed by Spark I Acquisition Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Spark I Acquisition Corporation (File No. 001-41825)

Set forth below is an email from Tod Higinbotham, the Chief Executive Officer of ZincFive, Inc. (“ZincFive”), to all employees of ZincFive on June 11, 2026, announcing the proposed business combination between ZincFive and Spark I Acquisition Corporation:

EMAIL SUBJECT: ZincFive to Become Publicly Traded Company on the Nasdaq Stock Exchange

Dear ZincFive Team,

I am thrilled to announce a significant milestone for ZincFive as we plan to become a public company and list our stock on the Nasdaq Stock Exchange. This milestone is similar to an initial public offering but is accomplished through a business combination with a special purpose acquisition company, Spark I Acquisition Corporation (NASDAQ: SPKL).

We issued a news release a short while ago to officially announce our proposed combination with Spark I.

Because Spark I is already publicly traded, ZincFive will become a public company when the business combination is complete. We expect that our common stock will trade on the Nasdaq Stock Exchange under the ticker symbol “ZFIV” and that we will complete the transaction in Q4 2026. We will continue to operate under the ZincFive name and accelerate our progress as a premier supplier to the markets we serve.

This transaction is expected to provide significant financial and strategic resources to drive our growth, commercial deployment and the build-out of U.S. manufacturing capabilities. As a public company, we believe that we will be ideally positioned to advance our mission of delivering safe, sustainable, high-performance immediate power solutions and significant value for our customers.

However, as we enter this new chapter, there are some rules we must all follow. The U.S. Securities and Exchange Commission (SEC) has strict guidelines governing external communications. To avoid delays or any other repercussions the SEC might impose if we do not adhere to these rules, we must avoid speaking publicly about this process, our business metrics and financial performance outside of official company communications. Accordingly, we ask that you refrain from making statements about our company or our performance in open forums (e.g., online, to friends, on Facebook, X, LinkedIn, via email, to existing or prospective customers, etc.). That said, it is okay to reshare ZincFive’s social media posts without personal commentary.

•	Please revisit the communication Ekaterina Walter distributed on May 26 titled “Going Public: Communication Do’s & Don’ts” for detailed guidance. The information is attached for your convenience.

•	Should you receive any press inquiries or other external questions, please forward details of the inquiry to media@zincfive.com and our communications team will handle media requests appropriately during this sensitive time.

Understanding that communications are highly regulated through this process, please know that we will continue to share updates with you as we have more to report.

It is an exciting time for all of us at ZincFive and I want to take this moment to thank you all for your hard work and dedication to our company and our mission.  I look forward to keeping you apprised of our progress throughout this process.

Sincerely,

Tod Higinbotham

Chief Executive Officer

ZincFive, Inc.

zincfive.com	503.399.3517

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These include Spark I Acquisition Corporation, a Cayman Islands exempted company (“SPKL”), or ZincFive or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “potential,” “budget,” “may,” “will,” “could,” “should,” “continue” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements related to the proposed business combination (the “Business Combination”) contemplated by that certain Agreement and Plan of Merger and Reorganization, dated June 11, 2026 (the “Merger Agreement”), by and among SPKL, certain merger subsidiaries of SPKL and ZincFive, including the expected consummation of the transactions contemplated by the Merger Agreement, entry into the related agreements contemplated by the Merger Agreement and the terms thereof, and the expected timing to close the Business Combination; forecasts and projected financial information for fiscal year 2026; statements regarding the benefits of ZincFive products; expectations regarding the expansion of ZincFive’s addressable market, end-market demand and adoption of its products; expectations regarding costs savings and profitability; projections regarding ZincFive’s ability to commercialize new products and technologies, including its plan to launch new products in 2026 and 2027; projections of manufacturing capacity and the ability and timing to increase manufacturing capacity; plans for ZincFive’s manufacturing sites and the associated benefits; expectations regarding total cost of ownership of ZincFive products; projections regarding data center growth; projections of market opportunity and market share; expectations regarding ZincFive’s ability to execute its business model and the expected financial benefits of such model, including projections of revenue growth, gross margin, revenue from contracted and undelivered sales and from its pipeline of potential customers; expectations regarding ZincFive’s ability to attract, retain, and expand its customer base; the capitalization of SPKL after giving effect to the proposed Business Combination; and expectations with respect to the future performance and the success of the combined company following the consummation of the Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of ZincFive’s and SPKL’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ZincFive and SPKL. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination or that the approval of the equity holders of ZincFive or SPKL is not obtained; failure to realize the anticipated benefits of the proposed Business Combination; ZincFive’s ability to grow its business and expand operations, maintain relationships with customers and suppliers and retain its management and key employees; ZincFive’s ability to attract and retain customers; the failure of ZincFive’s products to perform as expected; the availability of raw materials and components necessary to manufacture and assemble ZincFive’s products; governmental actions affecting ZincFive’s China or other international operations; ZincFive’s ability to increase manufacturing capacity and to forecast related costs and efficiencies accurately; ZincFive’s competitive landscape; the potential need for additional future financing; ZincFive’s reliance on strategic partners, contract manufacturing organizations and other third parties; ZincFive’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the evolution of the data center industry, including the use and rate of adoption of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; risks related to geopolitical conflict, including supply chain disruptions; uncertainty or changes with respect to taxes, tariffs, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the risk that shareholders of SPKL could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; and the outcome of any legal proceedings or government investigations that may be commenced against ZincFive or SPKL. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by ZincFive, SPKL or the combined company resulting from the proposed Business Combination with the U.S. Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors.” If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither ZincFive nor SPKL presently know or that ZincFive and SPKL currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reflect ZincFive’s and SPKL’s expectations, plans or forecasts of future events and views as of the date they are made. ZincFive and SPKL anticipate that subsequent events and developments will cause ZincFive’s and SPKL’s assessments to change. However, while ZincFive and SPKL may elect to update these forward-looking statements at some point in the future, ZincFive and SPKL specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing ZincFive’s or SPKL’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither ZincFive, SPKL, nor any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law.

Additional Information and Where to Find It

In connection with the proposed Business Combination, SPKL and ZincFive plan to file the registration statement on Form S-4 to be filed by SPKL and ZincFive related to the Business Combination (the “Registration Statement”) with the SEC, which will include a prospectus with respect to the combined company’s securities to be issued in connection with the proposed Business Combination and a preliminary proxy statement with respect to the shareholder meeting of SPKL to vote on the proposed Business Combination. SPKL and ZincFive also plan to file other documents and relevant materials with the SEC regarding the proposed Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to the shareholders of SPKL as of the record date to be established for voting on the proposed Business Combination. SECURITY HOLDERS OF ZINCFIVE AND SPKL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about ZincFive and SPKL once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SPKL may be obtained free of charge from SPKL at www.spark1ac.com. Alternatively, these documents, when available, can be obtained free of charge from SPKL upon written request to Spark I Acquisition Corporation, 3790 El Camino Real, Unit #570, Palo Alto, CA 94306, Attn: Chief Operating Officer, or by calling (650) 353-7082. The information contained on, or that may be accessed through the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

SPKL, ZincFive and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of SPKL in connection with the proposed Business Combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of SPKL’s executive officers and directors in the solicitation by reading SPKL’s final prospectus related to its initial public offering filed with the SEC on October 6, 2023, the definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials filed with the SEC in connection with the proposed Business Combination when they become available. Information regarding the names, affiliations and interests in the solicitation of ZincFive’s directors and executive officers will be included in the proxy statement/prospectus included in the Registration Statement when it becomes available. Information concerning the interests of SPKL’s participants in the solicitation, which may, in some cases, be different from those of SPKL’s shareholders generally, will be set forth in the preliminary proxy statement/prospectus included in the Registration Statement. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of SPKL, ZincFive or the combined company resulting from the proposed Business Combination, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.